UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of September 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding


29 September 2003

RNS
The London Stock Exchange
Old Broad Street
London EC2N 1HP


Dear Sirs


Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company made a grant of restricted shares to executive directors under the Long-Term Incentive Plan on 26 September 2003. This represents the company's normal annual grant of long-term incentives to executive directors.

Under the grant, the following executive directors receive restricted shares that will vest on 26 September 2006 : Marjorie Scardino (24,040 restricted shares); John Makinson (16,480); David Bell (16,480); Peter Jovanovich (16,480) and Rona Fairhead (16,480).

The grant includes four additional tranches as follows :

                            Restricted Shares (#)

Tranche                 (a)             (b)             (c)             (d)

Vesting price           GBP9            GBP11           GBP13           GBP18

M M Scardino            24,040          24,040          24,040          48,080
J C Makinson            16,480          16,480          16,480          32,960
D C M Bell              16,480          16,480          16,480          32,960
P Jovanovich            16,480          16,480          16,480          32,960
R Fairhead              16,480          16,480          16,480          32,960


The tranches shown in (a), (b), (c) and (d) will vest no earlier than 26 September 2006 subject to the Pearson share price reaching GBP9, GBP11, GBP13 and GBP18 respectively for a period of 20 consecutive business days before 26 September 2010.


At the close of business on 26 September 2003, the Pearson share price was 582p.


Yours faithfully
PEARSON plc




Stephen Jones
Deputy Secretary



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 September 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary